


15005771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
2/26/15

March 20, 2015

Scott E. Wiegand
Caesars Entertainment Corporation
swiegand@caesars.com

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 3-20-15

Re: Caesars Entertainment Corporation
Incoming letter dated February 26, 2015

Dear Mr. Wiegand:

This is in response to your letter dated February 26, 2015 concerning the shareholder proposal submitted to Caesars by Allen Kaplan. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Allen Kaplan

*** FISMA & OMB Memorandum M-07-16 ***

March 20, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caesars Entertainment Corporation
Incoming letter dated February 26, 2015

The proposal relates to the company's total rewards program.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Caesars may exclude the proposal under rule 14a-8(e)(2) because Caesars received it after the deadline for submitting proposals. We note in particular your representation that Caesars did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Caesars omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Caesars did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Caesars Entertainment Corporation Stockholder Proposal of Allen Kaplan Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentleman:

On behalf of Caesars Entertainment Corporation (the "Company"), I am writing to inform you that the Company intends to exclude from its proxy statement for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials"), pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a stockholder proposal and related supporting statement regarding Caesars' total rewards program (together, the "Proposal") received from Allen Kaplan (the "Proponent"), because the Proposal was received at the Company's principal executive offices on February 2, 2015, which is 48 days after the Company's December 16, 2014 deadline for submitting stockholder proposals.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") (i) concur with our view that the Company may properly omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(e)(2) of the Exchange Act and (ii) waive the requirement under Rule 14a-8(j) of the Exchange Act that this letter be submitted at least 80 calendar days before the date the Company files its 2015 Proxy Materials with the Securities and Exchange Commission (the "Commission") for good cause. Your prompt attention to this letter is appreciated because the Company expects to print its 2015 Proxy Materials on or about April 13, 2015 and expects to file with the Commission, post on the internet and mail the 2015 Proxy Materials to its stockholders promptly thereafter.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Exchange Act, copies of this letter and its attachments are concurrently being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the 2015 Proxy Materials.

Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, the Company has not provided to the Proponent the 14-day notice and opportunity to cure under Rule 14a-8(f)(1) of the Exchange Act. Rule 14a-8(f)(1) provides that a company is not required to provide a stockholder with notice of a deficiency in his proposal "if the deficiency cannot be remedied, such as if the stockholder fails to submit a proposal by the company's properly determined deadline."

We take this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to his Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. The Proposal

The Proposal principally requests that "each and every shareholder of record whom is a member of the Total Rewards Program receives automatically, at minimum, Diamond status in the Total Rewards Program."

II. Background

The deadline to submit stockholder proposals to be included in the Company's 2015 Proxy Materials was December 16, 2014. This deadline was disclosed in the Company's proxy statement for the 2014 Annual Meeting of Stockholders (the "2014 Proxy Statement").

On February 2, 2015, the Company received a submission of the Proposal, via e-mail from the Proponent. This was the first communication the Company received from the Proponent with respect to the Proposal. A copy of the e-mail is attached hereto as Exhibit A. In addition, on February 9, 2015, the Company received at its principal executive offices a letter with a submission of the Proposal, dated January 28, 2015, via mail from the Proponent. A copy of the letter and envelope is attached hereto as Exhibit B.

III. The Proposal May be Excluded Under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Company's Properly Determined Deadline

Rule 14a-8(e)(2) of the Exchange Act provides that a stockholder proposal submitted for inclusion with the proxy statement with respect to a company's regularly-scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting." In accordance with Rule 14a-5(e) of the Exchange Act, the Company disclosed in the 2014 Proxy Statement such deadline for receipt of stockholder proposals for its 2015 Annual Meeting of Stockholders, as well as the address for submitting those proposals. Specifically, the 2014 Proxy Statement states:

> **Q: WHEN ARE STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS DUE FOR THE 2015 ANNUAL MEETING?**
>
> A: Under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Corporate Secretary must receive a stockholder proposal no later than December 16, 2014 in order for the proposal to be

> considered for inclusion in our proxy materials for the 2015 annual meeting...

The December 16, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14 (July 13, 2001) and is 120 calendar days before the anniversary of the release date of the Company's proxy material for its 2014 Annual Meeting of Stockholders.

Under Rule 14a-8(e)(2), a meeting is regularly scheduled if it has not changed by more than 30 days from the date of the annual meeting held in the prior year. The Company's 2014 Annual Meeting of Stockholders was held on May 8, 2014. The Company's 2015 Annual Meeting of Stockholders is scheduled to be held on May 20, 2015, which is within 30 days of the 2014 Meeting. Accordingly, the deadline of December 16, 2014 set forth in the Company's 2014 Proxy Statement for a regularly scheduled annual meeting applies to stockholder proposals for the 2015 Annual Meeting of Stockholders.

Furthermore, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8 and consistently taken the position that it would not recommend enforcement action where companies have proposed to omit untimely stockholder proposals from their proxy materials. *See, e.g., Applied Materials, Inc.* (avail. Nov. 20, 2015) (proposal received one day after the submission deadline); *BioMarin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (proposal received five days after the submission deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal received three days after the submission deadline); *Equity LifeStyle Properties, Inc.* (avail. Feb. 10, 2012) (proposal received seven days after the submission deadline); *American Express* (avail. Jan. 10, 2012) (proposal received 25 days after the submission deadline); *The Gap, Inc.* (avail. Mar. 18, 2011) (proposal received 56 days after the submission deadline); *RTI Biologics, Inc.* (avail. Feb. 15, 2011) (proposal received 77 days after the submission deadline); and *Jack in the Box Inc.* (avail. Nov. 12, 2010) (proposal received 35 days after the submission deadline). Similar to the cited letters, the Company first received the Proposal from the Proponent on February 2, 2015, which is 48 days after the submission deadline. As in the letters cited above, we believe that the Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(e)(2), because the Proposal was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

IV. Request for Waiver of Rule 14a-8(j) Deadline

Rule 14a-8(j) requires a company to file its reasons for excluding a stockholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials unless the company demonstrates good cause for missing this deadline. Although the Company intends to file its definitive proxy materials on or about April 20, 2015, which is less than 80 days from the date of this letter, we believe the Company has good cause for failing to meet this deadline. As discussed above, the Company did not first receive the Proposal until February 2,

2015, which is only 77 days prior to the date that the Company intends to file its definitive proxy materials.

The Staff has noted that the most common basis for a company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). Additionally, the Staff has waived the deadline established in Rule 14a-8(j) under similar circumstances. *See, e.g., Barnwell Industries, Inc.* (avail Jan. 5, 2015); *Hess Corporation* (avail. Mar. 19 2012); *Andrea Electronics Corporation* (avail. July 5, 2011); *RTI Biologics, Inc.* (avail. Feb. 15, 2011); *GlobalOptions Group Inc.* (avail. Nov. 9, 2010); *Becton, Dickinson and Company* (avail. Nov. 1, 2010); *Cisco Systems, Inc.* (avail. Oct. 18, 2010); *Merck & Co., Inc.* (avail. May 4, 2010); *PetSmart, Inc.* (avail. Apr. 27, 2010); and *Bank of America Corporation* (avail. Mar. 1, 2010). Accordingly, we believe that the Company has good cause for its inability to meet the 80-day deadline, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

V. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff concur with the view that the Company may properly omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(e)(2) and also waive the requirement under Rule 14a-8(j) that this letter be submitted at least 80 calendar days before the date the Company files its 2015 Proxy Materials with the Commission. Should the Staff disagree with this conclusion, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Please do not hesitate to contact me at 702-407-6061 or swiegand@caesars.com if you have any questions or require any additional information.

Sincerely,



Scott E. Wiegand
Senior Vice President, Deputy General Counsel and Corporate Secretary

Enclosures

cc: Allen Kaplan

Exhibit A

Jill Eaton

From:	Investor Inquiries
Sent:	Monday, February 02, 2015 8:57 AM
To:	Jill Eaton
Subject:	FW: for the Corporate Secretary, for annual meeting
Follow Up Flag:	Follow up
Due By:	Wednesday, February 04, 2015 4:00 PM
Flag Status:	Flagged

FYI

From: donotreply@broadcast.shareholder.com [mailto:donotreply@broadcast.shareholder.com]
Sent: Monday, February 02, 2015 5:19 AM
To: Investor Inquiries
Subject: for the Corporate Secretary, for annual meeting

The following comment was submitted via the Caesars Entertainment Corporation website by Allen ***FISMA & OMB Memorandum M-07-16***

Please forward this to the Corporate Secretary. A hard copy is also in the mail. Allen Kaplan ***FISMA & OMB Memorandum M-07-16*** January 2015 Corporate Secretary Caesars Entertainment One Caesars Palace Drive Las Vegas, Nevada 89109 Dear Corporate Secretary: I offer the following motion for consideration at the forthcoming Annual Meeting. I further request a positive or yes vote consideration to accompany this motion. I believe this to be a justified reward to loyal investors. Automatic Diamond Total Rewards status will enhance the status of being a share holder and is an appropriate reward for investing in Caesars Entertainment. Be it resolved: That each and every share holder of record whom is a member of the Total Rewards Program receives automatically, at minimum, Diamond status in the Total Rewards Program. Thank you for your consideration Allen Kaplan. Shareholder

---

Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109



Exhibit B

Allen Kaplan

FISMA & OMB Memorandum M-07-16

28 January 2015

Corporate Secretary
Caesars Entertainment
One Caesars Palace Drive
Las Vegas, Nevada 89109

Dear Corporate Secretary:

I offer the following motion for consideration at the forthcoming Annual Meeting.
I further request a positive or yes vote consideration to accompany this motion.
I believe this to be a justified reward to loyal investors. Automatic Diamond Total Rewards status will enhance the status of being a share holder and is an appropriate reward for investing in Caesars Entertainment.

Be it resolved:

That each and every share holder of record whom is a member of the Total Rewards Program receives automatically, at minimum, Diamond status in the Total Rewards Program.

Thank you for your consideration



Allen Kaplan.
Shareholder

FISMA & OMB Memorandum M-07-16

02 FEB 2015


WEST VIRGINIA
1863
FOREVER USA

Caesars Entertainment
c/o Corporate Secretary
One Caesars Palace Drive
Las Vegas, NV 89109



89109&8859